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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 8, 2013, in accordance with Italian law, the requisite Italian Internal Dealing form was filed with Borsa Italiana and CONSOB to disclose the transactions described below.  For more information about the Delfin Plan, please see the Annual Report on Form 20-F of Luxottica Group S.p.A. (the “Company”) available on the Company’s website at www.luxottica.com and filed with the SEC.

On March 6, 2013, Delfin S.à r.l. sold 100,000 ordinary shares of the Company pursuant to a grant made under the Delfin Plan at a strike price of Euro 13.67 per share in an off-market transaction.  Additionally, on March 7, 2013, Delfin S.à r.l. acquired 100,000 ordinary shares of the Company in a market transaction on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 36.677 for an aggregate purchase price of Euro 3,667,700.

End

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 8, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER